SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

April 2004
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( X ) Board of Directors		( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share				110,225,020	0.16875%	0.07824%
Share	Common, nominative, no nominal price and book-entry share				11,660	0.00002%	0.00001%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price (*)	Volume (R$) (3)
Share	Preferred Class B, nominative, no nominal price and book-entry share	*	*	14.04	305,309,898	*	*
		Ágora Senior	Purchase	20.04	100,000	60.00	6,000.00
		Ágora Senior	Purchase	20.04	100,000	59.00	5,900.00
		Ágora Senior	Purchase	28.04	100,000	57.20	5,720.00

				Total Purchase	305,609,898	-	17,620.00
Final Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share				415,834,918	0.63661%	0.29516%
Share	Common, nominative, no nominal price and book-entry share				11,659	0.00002%	0.00001%

(*)

Reimbursement of share value, to preferred E. Johnston Representação e Participações S.A. stock holders, against Units, for one Unibanco - União de Bancos Brasileiros S.A preferred share and one Unibanco Holdings S.A. class B preferred share, due to capital decrease.

Note:	The difference related to the final and initial balance is due to changes in the board of directors.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( X ) Board of Directors		( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				44,625,018	0.10294%	0.05292%
Share	Common, nominative, no nominal price and book-entry share				7	0.00000%	0.00000%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	*	*	14.04	305,309,898	*	*

			Total Purchase	-	305,309,898	-	-
Final Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				349,934,907	0.80726%	0.41496%
Share	Common, nominative, no nominal price and book-entry share				5	0.00000%	0.00000%

(*)

Reimbursement of share value, to preferred E. Johnston Representação e Participações S.A. stock holders, against Units, for one Unibanco - União de Bancos Brasileiros S.A preferred share and one Unibanco Holdings S.A. class B preferred share, due to capital decrease.

Denomination of the Controlled Company: UNIBANCO LEASING S.A. ARRENDAMENTO MERCANTIL
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		3	0.00002%	0.00002%
Final Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		3	0.00002%	0.00002%

Denomination of the Controlled Company: DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL
Group and Related Persons	( X ) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		2	0.00075%	0.00075%
Final Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		2	0.00075%	0.00075%

(1)

In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.
Note:

The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

April 2004
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILERIOS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share				47,161,094	0.07220%	0.03347%
Share	Common, nominative, no nominal price and book-entry share				34,299	0.00005%	0.00002%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred Class B, nominative, no nominal price and book-entry share	*	*	14.04	609,396,272	*	*
		Unibanco Corretora	Purchase	23.04	70,000	64.50	4,515.00

			Total Purchase	-	609,466,272	-	4,515.00
Final Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share				655,716,366	1.00385%	0.46542%
Share	Common, nominative, no nominal price and book-entry share				34,299	0.00005%	0.00002%

(*)

Reimbursement of share value, to preferred E. Johnston Representação e Participações S.A. stock holders, against Units, for one Unibanco - União de Bancos Brasileiros S.A preferred share and one Unibanco Holdings S.A. class B preferred share, due to capital decrease.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				46,097,525	0.10634%	0.05466%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price (*)	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	*	*	14.04	609,396,272	*	*
		Unibanco Corretora	Purchase	23.04	70,000	64.50	4,515.00

			Total Purchase	-	609,466,272	-	4,515.00
Final Balance
Security/Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share				654,652,797	1.51021%	0.77629%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%

(*)

Reimbursement of share value, to preferred E. Johnston Representação e Participações S.A. stock holders, against Units, for one Unibanco - União de Bancos Brasileiros S.A preferred share and one Unibanco Holdings S.A. class B preferred share, due to capital decrease.

Denomination of the Controlled Company: DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share		3	0.00113%	0.00113%

Final Balance
Security/Derivative	Features of the Securities	Quantity	% of participation
			Same Type/Class	Total
Share	Common, nominative, no nominal price and book-entry share	3	0.00113%	0.00113%

(1)

In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.
Note:

The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 8, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.